GIVBUX LETTERHEAD

2751 W Coast Hwy, Suite 200

Newport Beach, CA 92663

Via Edgar

October 25, 2024

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	GIVBUX, INC.
Amendment 1 to Form 10-12G
Filed September 12, 2024
File No. 000-52142

To Whom it May Concern:

We note the receipt by GivBux, Inc. (the “Company”), a Nevada corporation, of the comment letter (the “Comment Letter”) dated October 11, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-12G (the “Form 10/A-1”) filed on or about September 12, 2024. On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter. In addition we have prepared a second amendment to the Form 10-12G (the “Form 10/A-2”) which is referenced through the responses hereunder.

Amendment No. 1 to Registration Statement on Form 10-12G Filed September 12, 2024

Item 1. Business

General Background of the Company, page 4

1.	Please revise to include all of the information required by Item 101(h)(4) of Regulation S-K. Specifically, please include a more detailed discussion of:

●	the principal products or services and their markets, including clear distinctions between current and aspirational products and services;
●	the current status of any publicly announced product or service, for example the current status of the new version of your App;
●	your dependence any major customers, if applicable;
●	any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;
●	the need for any government approval of principal products or services and if you have not yet received that approval, discuss the status of the approval within the
●	government approval process; and
●	the effect of existing or probable governmental regulations on the business.

RESPONSE:

The GivBux Super App is the principal product of the company and it features the ability for users to purchase products from authorized retail merchants using the GivBux payment portal. The users will receive GivBux rewards for every purchased made as long as a charity of the users choice is designated to receive a portion of the rewards.

GIVBUX, INC.	Page 1 of 10

The GivBux Super App includes several features such as allowing members to communicate between themselves using the chat or call features. As well the Super App keeps track of the activities of the usage of the App such as purchases, Black Card activity, Gas Card activity, Rewards, Earned, GivBux purchased/received, GivBux donation rewards as well as donations sent, GivBux history and transfer history.

There are also some instructional videos on how to use the App. All of the above exists and improvements are constantly being made to the App. A newer version of the Super App is scheduled for release early January 2025The company has 273retailers who accept GivBux payments with the majority of them being National Brands. In the next quarter (4th qtr 2024) there will be a greater focus on recruiting more local merchants which will increase the buying selection of our users and decrease our dependance on National Brands.

●	The GivBux name is trademarked (registration certificate attached)

Governmental Approval – US no; Mexico no

Existing Governmental regulations on the business

GivBux Inx as a Fintech company in the U.S. must navigate a complex landscape of regulations that can vary by state and federal levels. Here are some key regulations and areas of compliance they typically need to consider:

1.	Banking Regulations: If a fintech company offers banking services, it must comply with regulations set by the Office of the Comptroller of the Currency (OCC) or state banking authorities.
2.	Consumer Protection Laws: Companies must adhere to laws like the Truth in Lending Act (TILA), Fair Credit Reporting Act (FCRA), and the Consumer Financial Protection Bureau (CFPB) regulations to protect consumer rights.
3.	Anti-Money Laundering (AML): Compliance with the Bank Secrecy Act (BSA) and regulations from the Financial Crimes Enforcement Network (FinCEN) to prevent money laundering and terrorist financing is essential.
4.	Securities Regulations: If the fintech deals with investments or trading, it must comply with regulations from the Securities and Exchange Commission (SEC) and possibly state securities regulators.
5.	Payment Regulations: Companies involved in payments must adhere to the Electronic Fund Transfer Act (EFTA) and the Payment Card Industry Data Security Standard (PCI DSS) for secure transactions.
6.	Data Privacy and Security: Compliance with laws like the Gramm-Leach-Bliley Act (GLBA) and state-specific privacy laws (like the California Consumer Privacy Act) is crucial for protecting customer data.
7.	Licensing: Many fintech companies require specific licenses, such as money transmitter licenses, which vary by state.
8.	State Regulations: Each state may have its own set of regulations that fintechs must comply with, including state-specific lending laws and licensing requirements.
9.	Tax Compliance: Fintechs must also navigate federal and state tax regulations, including IRS requirements for reporting transactions.

GIVBUX, INC.	Page 2 of 10

2.	Please revise to disclose the number of users, merchants, vendors and charities that are currently using the GivBux Super App and disclose the dollar volume of transactions between users and merchants, vendors and/or charities that have occurred during your last fiscal year and the period ended June 30, 2024. Please provide definitions of the terms users, merchants, vendors, charities and GivBux Associates, as used in your filing.

RESPONSE:

The company has not retained historical records in the past on the numbers of users, merchants or charities. Processes have been put in place to do so in the future, As of June 30, 2024, our records show

June 30, 2024
Users-	10253
Merchants-	258
Charities-	97

Users- The company has been doing Beta Testing on its App in order to prove the functionality of its application The processes have been proven and used successfully in a live environment on a daily basis. There are currently a small number of users at present, we anticipate this number will rapidly increase rapidly as there is an active campaign to recruit new influencers. As we stated, users can earn rewards and donate a portion of these rewards to a charity of their choice. A system of network marketing has been put in place which will allow users to benefit from recruiting new members to download and use the App. A second category of users will be individuals who are interested in becoming a GivBux associate which allows them to recruit independent retail merchants and receive a portion of the revenue that these merchants generate. There is a subscription fee required in order to qualify as an associate.

Merchants- There are 2 types of merchant accounts, National and Independent. All National accounts are recruited and brought on board by GivBux Corporate. Independent retailers are recruited and signed by qualified GivBux associates. All retail merchants pay GivBux a marketing fee based upon the spend of the GivBux users. A portion of this fee is returned to the Network Marketers and the remainder goes to the company. The merchants benefit from new Users, no additional processing fees or chargebacks and if the merchant gets Users to download and use the GivBux Super App, they too can earn passive income from the user’s purchases.

Charities- The fundamental concept of GivBux is giving. Users must allocate a portion of their rewards to a charity of their choice. We maintain relationships with many charities and all recognized charities can become part of the GivBux ecosystem.

GivBux Associates- Associates are individuals who decide to become involved in building GivBux network of users, merchants and other associates. An associate pays a small signup fee and in return receives training on the GivBux Super App as well as a replicated website to which they can send interested parties. They will also recruit local merchants to accept GivBux as well as offer advertising opportunities to these merchants. The associates will receive commissions based upon the sales revenue generated by the merchants and other associates.

GIVBUX, INC.	Page 3 of 10

3.	We note your statement regarding your “agreements with Amazon, Uber Eats Groupon, Wayfair as well as all the major chains.” Please name the “major chains” and also clarify whether you have current agreements with these companies and if you do, please revise to summarize the material terms of such agreements and file any material agreements as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. Regarding your statement that users can use your app “at over hundreds of national merchants which allows access to in excess of 250,000 locations/vendors,” further describe the nature and locations of the merchants and vendors.

RESPONSE:

Givbux has 273 retailers who accept as a payment portal. The company has a relationship with a third party aggregator who helps us negotiate the acceptance of GivBux at major retailers. Release of any details of the agreements regarding these retailers could lead to a loss of our competitive advantage and infringe upon any non-disclosure agreement between the parties whether written or implied.

As far as the statement regarding 250,000 locations/vendors, this estimation is low if you consider that Amazon states that they have 1.1 million active sellers, Uber has 1.5 million drivers in the US, only to name a few

We have provided a complete list of 273 retailers as an exhibit

4.	Please reconcile your disclosure regarding your business with your disclosure elsewhere that you have no operations.

RESPONSE:

We have modifed the statement of ‘no operations’ to limited operations.

Risk Factors, page 8

5.	Please revise your risk factors to accurately reflect the current risks that make an investment risky. In this light, we note a number of risks that appear inapplicable or require additional supporting detail and more fulsome discussion, including:

●	your growth and expectations for “significant growth in the near future;”
●	the amount of revenue and cash inflows derived from your platform;
●	statements regarding the level of success in prior periods, including that you have “grown significantly in recent periods;”
●	the size and demographic of your current customer base;
●	the current status of your product offering(s);

GIVBUX, INC.	Page 4 of 10

●	the status and terms of any current or prior subscription contracts sold given your assertion that you generate revenue from such contracts;
●	references to business combinations, asset acquisitions, and a revolving credit facility; and
●	references to any operations in or business with the restaurant industry. Refer to Item 105 of Regulation S-K.

RESPONSE:

Significant Growth in the near future: We are currently in a recruiting phase of GivBux associates who will increase the number of users, associates and retailer who will increase the usage of the GivBux App.

As of 6/30/2024, we reported $ 25,000 of total revenue for the quarter of which $1951 was attributed to our platform. There will be a significant increase in revenue generated by the GivBux Super App when we report the 9/30/2024 quarter. Users: 10253 across the United States. Number of subscriptions for Associates: 1062

For the moment there are no assets acquisitions nor revolving credit. As far as business combinations are concerned, there are no combinations with 3rd party businesses. GivBux Inc. does own a wholly owned subsidiary, GivBux Global Partners who look after the marketing and recruitment of GivBux Associates

6.	We note a number of notes payable for cash and convertible notes payable for shares of your common stock. Please revise to discuss the risks associated with:

●	the total amount of notes that are payable on demand, as compared to your current assets; and
●	the dilution from issuing additional shares of common stock in connection with the convertible notes payable.

RESPONSE:

The risks associated with notes payable are mainly one of liquidity if the company is required to pay without enough cash. This could result in bankruptcy or the inability of the company to operate.

The issuance of additional shares in connection with the convertible notes payable could lead to a dilution of the share price and seriously affect shareholder value. It would also negatively affect the company’s ability to raise new capital for future expansion.

GIVBUX, INC.	Page 5 of 10

7.	Please revise your risk factor on page 40 to further describe the risks of being quoted on the OTC Pink Market, including that it could depress the trading prices of your stock, have a long-term adverse impact on your ability to raise capital in the future, increase price volatility, and decrease the likelihood that orders will be able to be executed.

RESPONSE:

We have revised the risk factor on page 40 to include the inherent risks of quotation on the OTC Pink Market, including that it could depress the trading price of the stock and may have a long-term adverse impact on the ability to raise future capital as well as increase price volatility, etc. to address the Commission’s comment.

Financing requirements to fund operations ..., page 14

8.	Please revise to discuss your current liquidity position and the amount of capital that you believe that you will need in order to fund operations over the next 12 months. In this light, we note that you expect to receive funds from management to continue paying accounting and other professional fees and other miscellaneous expenses. Please revise to disclose the material terms of any agreements for such future funding and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We have revised to discuss the Funding Requirements for the next 12 months- The company estimates that it requires approximately $ 1 million in funding in order to pay back creditors with convertible notes ( $400K) and $600K for product development and business growth. Any future acquisitions would require additional funding.

We are responsible for transmitting a high volume of sensitive and personal information ...page 16

9.	We note your statements regarding your systems, including that “[u]nauthorized parties have in the past gained access, and may in the future gain access ... .” Please revise to provide additional detail on such unauthorized access, if material.

RESPONSE: We have deleted any reference to unauthorized access since this never occurred. This was a general statement regarding IT risks and we did not see that this reference

Where is the response?

Description of GivBux Super App Payment Process, page 43

10.	Please clarify whether you currently have an agreement with Mastercard for the GivBux Black Mastercard. If so, please revise to include a summary of the material terms of such agreement, describe the nature and use of the card in additional detail, and file the agreement with Mastercard as an exhibit. If you do not have an agreement with Mastercard, please state that that is the case and explain your references to the GivBux Black Mastercard. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Black Mastercard is a product offered by Mastercard which is a prepaid closed loop MasterCard service offered to a select group of Mastercard clients (147) This product is has been made available to us by a third party aggregator and while we have been in contact directly with MasterCard for artwork approval, we do not have a direct agreement with them. For the same reasons as explained in Item 1 on page 1 of 11, we do not wish to disclose documents pertaining to this third party.

GIVBUX, INC.	Page 6 of 10

11.	You state that you “have several projected revenues streams.” Please revise to clarify which revenue streams, if any, are currently operational and which are aspirational.

RESPONSE:

The current revenue streams are:

1-	Facility rentals- Givbux rents a premium Ocean Front facility which serves as a conference site for our Associates and offices for some of the staff. It is also rented out to third parties for special events. The facility also has some dock slips which are rented to some luxury boats
2-	Subscription revenue- GuvBux associates pay an initial subscription fee of$149.95 and then a monthly fee of $ 24.95/month
3-	Transactional fees from retailers- GivBux receives a commission from each purchase performed by a GivBux user at a retailer which basically is a transactional fee ranging from 2-7%

Future revenue streams include but are not limited to:

Advertising- We will be offering to our retailers advertising opportunities in the form of static ads as well as short videos. This requires a bit of work on the App in order to function properly and efficiently.

Data- The GivBux Super App will generate a lot of data, especially on consumer purchases, tendencies and demographic tendencies. This information could be very valuable to manufacturers and retailers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

12.	We note your statement that “[a]s a result, the Company is contractually required to issue an additional 74,218,050 shares of the Company’s post-split common stock to the former common stock shareholders of GivBux Global Partners, Inc., such that the total number of shares issued pursuant to the share exchange equals that number required by the Agreement.” Please advise whether these additional shares have been issued to shareholders.

RESPONSE:

The shares were issued on 1/15/21 and the transaction was included in the 3/31/21 disclosure filed with OTC Markets Group, Inc.

GIVBUX, INC.	Page 7 of 10

Results of Operations, page 45

13.	We note that for the six months ended June 30, 2024 and December 31, 2023 you generated revenues of $72,399 and $196,326, respectively. Please disclose how you generated such revenues, as we note that you have had “no operations” during those periods.

RESPONSE:

The “no operations” reference has been revised to limited operations. The revenues were generated through facilities rentals and some transactional commissions

We have revised the risk factor on page 40 (or new page number) to include the inherent risks of quotation on the OTC Pink Market, including that it could depress the trading price of the stock and may have a long-term adverse impact on the ability to raise future capital as well as increase price volatility, etc. to address the Commission’s comment.

Years Ended December 31, 2023 and 2022, page 46

14.	We note your disclosure in the last paragraph of this section on page 49 regarding your ability to fund operations until you complete an acquisition and your existence as a shell company for the next twelve months. Please advise.

RESPONSE:

We need to delete this paragraph since we do not need to complete an acquisition and we need to delete any reference to a shell company as we were never a shell company.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 53

15.	We note that the information in this table is current as of March 31, 2024 and the information regarding convertible securities is current as of June 30, 2024. Please update all of the information in this table as of the most recent practicable date. Refer to Item 403 of Regulation S-K. Item 7. Certain Relationships and Related Transactions, page 57

RESPONSE: We have changed the date to June 30,2024. The table is current as of 6/30/24

Where is the response?

GIVBUX, INC.	Page 8 of 10

16.	Please revise to include the disclosure required by Item 404 of Regulation S-K for each of the related party transactions during the relevant time period.

RESPONSE:

As of June 30, 2024 and December 31, 2023 the company had notes payable to related parties $ 905,428 and $ 934,854 and accrued interest of $ 105,107 and $ 91,406 respectively. The notes are unsecured, 3% interest bearing and due on demand. The monies are owed to an entity owned by Kenyatto Jones, the company’s founder

General

17.	Please be advised that your registration statement will automatically become effective sixty days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the issues noted here are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

RESPONSE:

We understand and wish to continue under the obligations of a reporting company. We understand the Commission’s comment and wish to incur the obligations of being subject to the Securities and Exchange Act of 1934.

18.	Please add risk factor disclosure acknowledging that your auditor, Olayinka Oyebola & Co. (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and Exchange Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in your securities. Refer to the Securities and Exchange Commission’s press release, available at https://www.sec.gov/newsroom/pressreleases/ 2024-157.

RESPONSE:

We have included a new risk factor regarding our auditor Olayinka Oyebola & Co. (Chartered Accountants), and its principal, Olayinka Oyebola and the charges made against them by the Commission.

GIVBUX, INC.	Page 9 of 10

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Kind Regards,

/s/ Robert Thompson
Robert Thompson,
Member of Board of Directors
GivBux, Inc.

GIVBUX, INC.	Page 10 of 10